UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Listener Brands Inc.

Legal status of issuer

Form

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

June 28, 2017

Physical address of issuer

2010 W. Fulton Ave

F262

Chicago, Illinois 60612

Website of issuer

http://curlmix.com

Is there a Co-issuer?

☒Yes ☐ No

Name of Co-issuer

CurlMix I, a series of Wefunder SPV, LLC

Legal status of Co-issuer

Form

Limited Liability Company

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

July 30, 2021

Physical address of Co-issuer

4104 24th Street
PMB 8113
San Francisco, California 94114

Website of Co-issuer

http://wefunder.com

	Most recent fiscal year end	Prior fiscal year end
Total Assets	904,462	1,038,352
Cash and Cash Equivalents	187,538	252,687
Accounts Receivable		
Short-term Debt	1,240,122	1,602,742
Long-term Debt		200,000
Revenues/Sales	4,596,871	5,559,807
Cost of Goods Sold	966,781	1,558,244
Taxes Paid		
Net Income	3,179,692	898,954

Form C-AR

This Form C-AR is the annual report of Listener Brands Inc., dba CurlMix ("CurlMix," the "Company," "we," "our," "us") and "CurlMix I" (the "SPV," and together with CurlMix, the "Issuer") following an offering of Series Seed Preferred Plus Stock ("Preferred Plus Stock") by CurlMix to the SPV and membership interests by the SPV (the "Membership Interests" and, together with the Preferred Plus Stock, the "Securities") to investors (the "Investors") under Regulation Crowdfunding (the "Regulation CF Offering").

Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the Company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the Issuer's web site an annual report along with the financial statements of the Issuer certified by the principal executive officer of the Issuer to be true and complete in all material respects (**Exhibit E**) and a description of the financial condition of the Issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Listener Brands Inc. (dba CurlMix)	Corporation	Delaware	June 28, 2017	2010 W Fulton Ave F262 Chicago, IL 60612	http://curlmix.com

SPV

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
CurlMix I, a series of Wefunder SPV, LLC	Limited Liabilty Company	Delaware	July 30, 2021	4104 24th Street FMB 8113 San Francisco, CA 94114	wefunder.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the Issuer:

CurlMix

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Timothy Lewis	COO, Director	2017-present
Kimberly Lewis	CEO, Director	2017-present

SPV

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Wefunder Admin, LLC	Manager	2021-present

Principal occupation and employment of directors and officers over the past three years:

CurlMix

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Kimberly Lewis	CurlMix	Natural hair and skincare company	CEO & Cofounder; overall management of the company	2015-present

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Timothy Lewis	CurlMix	Natural hair and skincare company	COO & Cofounder; coordinates day-to-day operations of the company	2015-present

SPV

Not applicable.

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

CurlMix

Name of beneficial owner	Percentage of voting power
Timothy Lewis	45.75%
Kimberly Lewis	45.75%

SPV

Name of beneficial owner	Percentage of voting power
Wefunder SPV, LLC	100%

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

CurlMix

CurlMix's mission is to provide natural haircare products to women of color, who are underserved in the beauty market. The Company's brand focuses on simple beauty rituals for hair, face and skin. The Company's primary products are a four-step collection to help curly-haired women achieve a wash and go hairstyle. These collections are offered in various fragrances featuring unique ingredients. CurlMix also has a monthly subscription box called CurlMix Fresh that allows customers to test and select new products. We have over 100 formulations of our products.

The Company has begun building out an additional brand, 4C ONLY, which is the first ever haircare brand exclusively dedicated to 4C (kinky-coily) hair. The brand launched in November 2020 and has nine products to date.

The Company has generated approximately $24 million in gross revenue since starting its business in 2015. As CurlMix looks to expand, it will place an emphasis on content marketing and influencer marketing. Then the Company will expand into traditional brick-and-mortar retail to lower customer acquisition costs.

The Company's marketing and R&D are in-house.

The Company has 110,000+ customers. 600,000 people are on our email and SMS lists.

CurlMix's customer lifetime value is $111. CurlMix's customer acquisition cost is $11. The Company has one million social media followers.

The Company offers its employees a $17/hour living wage as well as healthcare, vision and dental benefits.

Through the SPV, CurlMix raised $4,537,307 in our Regulation CF Offering that ended on April 30, 2022.

Since then, CurlMix has raised $3,000,000 in other investment funding.

CurlMix eventually plans to launch an IPO and become the first public black-owned beauty company.

SPV

Pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended ("Rule 3a-9"), the SPV is a crowdfunding vehicle and co-issuer in the Regulation CF Offering. In accordance with Rule 3a-9, the SPV was organized and is operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by CurlMix and raising capital in one or more offerings made in compliance with Regulation Crowdfunding.

The proceeds from the Regulation CF Offering were received by the SPV and invested immediately into shares of Preferred Stock Plus issued by CurlMix. In turn, investors in the Regulation CF Offering received SPV Membership Interests (aka, membership interests in the SPV, which is a limited liability company).

Pursuant to Rule 3a-9, investors received virtually the same rights as if they had invested directly in CurlMix. Please see our response to Rule 201(m) for more information.

Rule 201(e) The current number of employees of the Issuer.

CurlMix

36

SPV

0

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

A crowdfunding investment involves risk. Investors should not invest any funds in the Regulation CF Offering unless they can afford to lose their entire investments.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Regulation CF Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the Regulation CF Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Securities were offered under an exemption from registration; however, the SEC has not made an independent determination that the Securities are exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Risk Factors

The Company operates primarily online which has certain risks inherent within this form of operating including risks concerning data privacy, consumer protection, cyber security, system reliability, copyright and other intellectual property issues, and logistics issues pertaining to online orders and availability of stock. If any of these issues occur, it could impact the profits and overall operations of the Company, which could undermine the investment of the Investor. It is quite possible that the Investor may lose a portion or its entire investment if any of the foregoing issues occur.

The success of the Company may depend, at least in part, on the continued performance of its brands, including CurlMix® and 4C Only®, which may provide opportunities for further investment into the Company. Any event materially affecting the performance of the Company's brands may have a material adverse effect on the Company.

The business operates in a saturated market with well-funded competitors. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition and/or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

The Company relies on third-party suppliers and manufacturers for the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, either of which would cause the Company's business to suffer.

The Company is a mission-driven business that is focused on providing a product that is both safe and environmentally friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and as a result the cost of products may be higher.

Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard business, taxation and environmental requirements. We are also subject to additional regulations by the U.S. Food and Drug Administration. We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Control of the Company and all of its operations are solely with Kimberly and Timothy Lewis (the "Co-founders") and will likely remain with them. Investors must rely upon the judgment and skills of the Co-founders.

Much of the Company's success depends on the skills, experience, and performance of its key persons and on our suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the Company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the Company's business, operating results, and financial condition.

We may not raise sufficient funds to develop or enhance our products or respond to competitive pressures. Such limitation may have a material adverse effect on the Company's business, operating results and financial condition.

The Company may revise the use of proceeds of the Regulation CF Offering. The Form C filed in connection with the Regulation CF Offering described the Company's then intentions regarding the use of proceeds of the offering. However, the Company is free to use such proceeds in a different manner, based on the judgment of the Co-founders. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

Changes to the securities laws that went into effect March 15, 2021, permit us to use the SPV as a crowdfunding vehicle or co-issuer in the Regulation CF Offering. Under this arrangement, Investors invested in the SPV and received SPV Membership Interests. The SPV then used the money invested by the Investors to purchase our Preferred Plus Stock.

A condition to using the SPV is that the SPV must pass on the same economic and governance rights that are applicable to the Preferred Plus Stock, as set forth in the Company's Amended and Restated Certificate of Incorporation (**Exhibit A**) and Preferred Plus Stock Subscription Agreement (**Exhibit B**). However, it may not always be possible to replicate those rights exactly because the SPV is a limited liability Company and the Company is a corporation. Because they are different entity types, the two companies are subject to different rules and regulations under Delaware law.

Crowdfunding vehicles have not been used many times for investing before, and unforeseen risks and complications for Investors may result from this arrangement. Investors are also relying on the Manager of the SPV, which is an entity separate from the Company and which we do not control, to make sure the SPV complies with Delaware law and functions in accordance with securities law.

There may be circumstances under which the SPV will wind up. To our knowledge, winding up a crowdfunding vehicle has not been done before, so there may be delays, complications and unexpected risks in that process.

No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment.

No representation or warranty of any kind is made by the Issuer, the members, managers, directors, officers or counsel to the Issuer, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

CurlMix

Common Stock

The Company has 10,000,000 shares of Common Stock authorized and 1,519,757 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. Holders of Common Stock have dividend and liquidation rights as qualified by the rights of the holders of Preferred Stock. The holders of Common Stock shall be entitled to elect five directors of the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or sale of the Company or similar event ("Deemed Liquidation Event,") after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock ("Preferred Seed Stock") and to the holders of Preferred Plus Stock as provided, the remaining funds and assets available for distribution to the stockholders of the Company shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

The Company shall declare all dividends pro rata on the Common Stock and the Preferred Seed Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Seed Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock.

Preferred Stock

The Company has two classes of Preferred Stock: Series Seed Preferred Stock (referred to herein as "Preferred Seed Stock") and Series Seed Preferred Plus Stock (referred to herein as "Preferred Plus Stock").

Preferred Seed Stock

There are 1,702,184 shares of Preferred Seed Stock authorized and 1,093,228 shares of Preferred Seed Stock outstanding.

Voting

Each holder of outstanding shares of Preferred Seed Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Seed Stock held by such holder are convertible. Except as provided by law or by the Company's certificate of incorporation, holders of Preferred Seed Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution winding up or Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Seed Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the original purchase price of such share plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Seed Stock been converted into Common Stock pursuant to the Company's amended and restated certificate of incorporation prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

If upon any such event, the funds and assets available for distribution shall be insufficient to pay the holders of shares of Preferred Seed Stock the full amount to which they are entitled, the holders of shares of Preferred Seed Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Seed Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Protective Provisions

At any time when at least 25% of the initially issued shares of Preferred Seed Stock remain outstanding, the Company shall not do any of the following without the written consent or affirmative vote of the Requisite Holders:

(a) alter or change the rights, powers or privileges of the Preferred Seed Stock set forth in the amended and restated certificate of incorporation in a way that adversely affects the Preferred Seed Stock;
(b) increase or decrease the authorized number of shares of Preferred Seed Stock (or any series thereof) or the number of shares reserved for issuance pursuant to an option plan or other equity compensation plan;
(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the amended and restated certificate of incorporation, as then in effect, that are senior to or on a parity with any series of Series Preferred Seed Stock;
(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at the original cost thereof upon the termination of services);
(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;
(f) increase or decrease the number of authorized directors of the Company;
(g) enter into or be a party to any transaction with any director, officer, or employee of the Company, except for employment transactions in an amount of $150,000 or less;
(h) cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens; or
(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any liquidation or similar event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by the amended and restated certificate of incorporation.

"Requisite Holders" means the holders of not less than a majority of the outstanding shares of Series Preferred Seed Stock (voting as a single class on an as- converted basis).

Conversion into Common Stock

Each share of Preferred Seed Stock shall be convertible, at the option of the holder thereof, into the number of shares of Common Stock determined by dividing the original purchase price of such shares of Preferred Seed Stock by the Conversion Price. The "Conversion Price" shall initially mean the original issue price for such share. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in the Restated Certificate of Incorporation.

Participation Rights

An accredited investor holding Preferred Seed Stock has the right of first refusal to purchase its Pro Rata Share of any New Securities that the Company may from time to time issue. "Pro Rata Share" means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Preferred Seed Stock owned by such Preferred Seed Stockholder, to (b) the number of fully diluted shares outstanding. With some exceptions, "New Securities" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock.

Drag-Along Rights

With certain exceptions, if a Deemed Liquidation Event is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the shares of Preferred Seed Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Seed Stock then-outstanding and (iii) the board of directors ("Board"), then each Stockholder shall vote all shares of its stock in favor of the Deemed Liquidation Event. "Stockholder" means each Common Stockholder and Preferred Seed Stockholder, and any transferee thereof.

Preferred Plus Stock (Sold to the SPV in the Regulation CF Offering)

There are 1,519,758 shares of Preferred Plus Stock authorized and 1,375,445 shares of Preferred Plus Stock outstanding. The shares of Preferred Plus Stock were sold during the Regulation CF Offering to the SPV as described in more detail later in this report.

The voting, dividend and liquidation rights of the holders of the Preferred Plus Stock are subject to and qualified by the rights, powers and privileges of the holders of the Common Stock and Preferred Seed Stock.

Voting

The holders of the Preferred Plus Stock are not entitled to vote, unless otherwise required by law. Notwithstanding, the number of authorized shares of Preferred Plus Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company, whether or not entitled to vote.

Liquidation

In the event of any liquidation, dissolution or winding up, or Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock, the holders of shares of Preferred Plus Stock (e.g., the SPV) then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the original issue price for such share of stock, plus any dividends declared but unpaid thereon. If, upon any liquidation, dissolution or winding up, or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of shares of Preferred Plus Stock the full amount to which they are entitled, the holders of shares of Preferred Plus Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Plus Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends

The Company shall declare dividends pro rata on the Series Seed Plus on a pro rata basis according to the number of shares held by such holders.

Modification

The approval of the Requisite Holders and the holders of Common Stock is needed to amend the terms of the Preferred Plus Stock such that any term such is senior to or on parity with any term of the Preferred Seed Stock.

Approval by the holders of Preferred Plus Stock as well as the holders of Common Stock would be needed to effect an amendment that would alter or change the powers, preferences, or special rights of the Preferred Plus Stock so as to affect them adversely.

Otherwise, the terms of the Preferred Plus Stock may be altered by approval of the holders of Common Stock.

Comparison of Rights of Preferred Plus Stock to Other Classes of Securities of the Issuer

Unlike the other stockholders, holders of Preferred Plus Stock do not have voting rights.

Unlike holders of Preferred Seed Stock, holders of Preferred Plus Stock do not have Drag-Along Rights, the rights included in the "Protective Provisions" above, "Participation Rights," Conversion Rights, or the right to participate in dividends with holders of Common Stock.

The above description terms of the Company's outstanding stock is a summary only. Please see the Company's Amended and Restated Certificate of Incorporation (**Exhibit A**) and the Preferred Plus Stock Subscription Agreement (**Exhibit B**) for the full terms.

The other outstanding securities are debt securities or securities convertible into debt. See summary below. As such, they are fundamentally different from the Preferred Plus Stock. A description of the material terms of such debt and convertible securities is below.

Debt

The Company has issued and outstanding a promissory note in the amount of $3,000,000. Please see our response to Rule 201(p) below.

Stock Warrant

The Company has issued a Stock Warrant to Steans Family Foundation under certain terms and conditions in connection with the aforementioned promissory note with a loan amount of $3,000,000. The Stock Warrant is subjected to an exercise price per share at par value of $0.0001, which is further subjected. This Stock Warrant expires and shall no longer be exercisable as of the earlier of 5pm cst on the fifth anniversary of June 6, 2022; conclusion of the Company's Series A Round; acquisition of the Company by a special purpose acquisition company; written commitment and registration of an initial public offering with the SEC; commencement of a liquidation, dissolution, or winding down of the Company; and notice of certain events, namely a notice regarding an IPO. Subject to the expiration of the Warrant, the number, type, and exercise price of the securities purchasable hereunder is further subjected to adjustment from time to time under certain events, such as reclassification of shares, reorganization, merger, consolidation, or subdivisions and combinations of the shares.

SPV

SPV Membership Interests Issued to Investors

The Regulation CF Offering was conducted through the SPV, which is a limited liability company as well as a crowdfunding vehicle exempt from registration under Rule 3a-9 of the Investment Company Act. The SPV received amounts invested by Investors in the Regulation CF Offering and invested those amounts into the Company in exchange for shares of Preferred Plus Stock. In exchange for their investment in the SPV, Investors in the Regulation CF Offering received SPV Membership Interests and became members of the SPV.

The Company's use of the SPV is intended to allow the Investors and the SPV to achieve the same economic exposure, voting power, and ability to assert state and federal law rights, as well as receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV did not result in any additional fees being charged to Investors.

The SPV has been organized and is operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities: specifically, the Preferred Plus Stock. The SPV will not borrow money and will use all of the proceeds from the sale of its SPV Membership Interests solely to purchase Preferred Plus Stock of the Company. As a result, an Investor in the SPV has more or less the same relationship to the Company's Preferred Plus Stock in terms of number, denomination, type and rights, as if the Investor invested directly in the Company.

In other words, the SPV Membership Interests have virtually the same rights, with regard to the Company, as the Preferred Plus Stock.

Below are some of the ways in which the rights of the SPV Membership Interests differ from the rights of the Preferred Plus Plus sold to the SPV.

Voting Rights

The Investor has appointed a lead investor as the Investor's true and lawful proxy and attorney with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all SPV Membership Interests the Investor purchased in the Regulation CF Offering, and (ii) execute, in connection with such voting power, any instrument or document that the lead investor determines is necessary and appropriate in the exercise of his or her authority. Such proxy will be irrevocable by the Investor unless and until a replacement lead investor takes the place of the lead investor. Upon notice that such replacement has occurred, the Investor will have five calendar days to revoke the proxy. If the proxy is not revoked within the five-day time period, it shall remain in effect.

Restriction on Transferability

The SPV Membership Interests are subject to restrictions on transfer, in addition to those otherwise described herein, set forth in the SPV Subscription Agreement (**Exhibit C**) and the SPV LLC Agreement (**Exhibit D**). The SPV Membership Interests may not be transferred without the prior approval of the Company on behalf of the SPV.

Repurchase

If it is likely that within twelve months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the SPV Membership Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of the SPV Membership Interests shall be for the greater of (i) the purchase price of the SPV Membership Interests, or (ii) the fair market value of the SPV Membership Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of the Manager of the SPV.

Modification

Terms contained within the SPV Subscription Agreement may be amended with the consent of the Investor and the Company on behalf of the SPV. Such terms include the ones described above under "Voting Rights," "Restrictions on Transferability,"and "Repurchase."

The above is just a summary of some of the key terms of the SPV Membership Interests. Please see the SPV Subscription Agreement and SPV LLC Agreement (**Exhibits C and D**, respectively) for more detail.

Please also see our response to Rule 201(f) (discussing risk factors) for an explanation of additional circumstances under which the rights of the SPV Membership Interests and the rights of the Preferred Plus Stock may differ.

(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The principal shareholders of the Company are entitled to vote any many more matters than the Investor (through the SPV) is entitled to vote. Such shareholders may make decisions with which the Investor disagrees or that negatively affect the value of the Investor's SPV Membership Interests, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for and advantageous to the Investor.

For example, the principal shareholders may change the terms of the Company's Restated Certificate of Incorporation, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities, including the Investors in the Company's SPV. The principal shareholders may make changes that affect the tax treatment Company in ways that are unfavorable to the Investor but favorable to the principal shareholders. They may also vote to engage in new offerings and/or to register the Company's securities in a way that negatively affects the value of the SPV Membership Interests.

Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the Investor's SPV Membership Interests. In cases where the rights of holders of convertible debt, like the holders of the convertible notes described above, or holders of future securities that can be converted into or exercised for shares of the Company's stock, the Investor's interest in the Company (via the SPV) may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could diminish the Investor's economic rights (such as the Investor's rights, described above, regarding liquidation and dividends) as well as the Investor's already limited voting rights.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The offering price for the securities has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the price should not be considered to be indicative of the actual value of the securities.

In the future, we will perform valuations of the securities that take into account factors such as the following:

  unrelated third party valuations

the price at which we sell other securities, such as convertible debt or other classes of stock, in light of the rights, preferences and privileges of those securities relative to those of the securities

our results of operations, financial position and capital resources

current business conditions and projections

the marketability or lack of marketability of the securities

the hiring of key personnel and the experience of our management

the introduction of new products

the risk inherent in the development and expansion of our products

our stage of development and material risks related to our business

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business

industry trends and competitive environment

trends in consumer spending, including consumer confidence

overall economic indicators, including gross domestic product, employment, inflation and interest rates

the general economic outlook

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Minority ownership. An Investor in this offering will hold a minority position in the Company (through the SPV). As a minority, non-voting shareholder, the Investor will be limited as to its ability to influence the operations of the Company. (See Items (m)(1) and (m)(2) above.)

The marketability and value of the Investor's SPV Interest will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board, and the Investor will have no right to name or remove an officer or member of the Board of the Company. .

Additional issuances of securities. Following the Investor's investment, the Company may sell interests to additional Investors, which will dilute Investor's percentage interest in the Company (via the SPV). The Investor may have the opportunity to increase its investment in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

A sale of the Company or of assets of the Company. As a non-voting and minority investor in the

Company (through the SPV), the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Additionally, the Investor will rely upon the executive management of the Company and the Board to manage the Company so as to maximize value for shareholders, including the SPV in which the Investors are invested. Accordingly, the success of the Investor's investment will depend in large part upon the skill and expertise of the executive management of the Company and the Board. If the Board and voting shareholders authorize a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, the maximum value the Investor is entitled to receive from the sale is an amount equal to their original investment amount plus any dividends declared but unpaid thereon, and there is no guarantee that the Investor will receive that full amount, or any amount. Likewise, if the Investor is entitled to dissent from the sale or disposition, there is no guarantee that the consideration the Investor receives for the Investor's SPV Interest will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Issuer may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management, Board, and/or Manager of the Issuer will be guided by their good faith judgment as to the Issuer's best interests. The Issuer may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Issuer to its shareholders or members. By acquiring an interest in the SPV, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Please see our response to Rule 201(f) above for other risk factors.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

(i) To the Issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

Creditor	Amount Owed	Interest Rate	Maturity Date	Other Material Terms
Steans Family Foundation	$3,000,000	5% per annum	June 2027	$1,500,000 of the principal of the note converts into a grant if the Company moves its warehouse and distribution operations to a certain facility in North Lawndale, Illinois.
Shopify Capital	$500,000	Approximately 14% (repayment is 12% of daily sales)	October 12, 2023	
BlueVine	$200,000	2.3% interest on each draw	October 21, 2023	Draw fee of 1.6%

SPV

Not applicable.

Rule 201(q) A description of exempt offerings conducted within the past three years.

In February and April 2019, the Company sold convertible notes in a total amount of $225,000 in an offering under Section 4(a)(2) of the Securities Act. In April 2019, the Company sold $1,210,000 in Preferred Seed Stock in an offering under Section 4(a)(2) of the Securities Act. In all cases, the proceeds were used for general operations.

In June 2022, the Company sold an unsecured, subordinated promissory note along with a warrant for Series A Common Stock. The purchase price was $3,000,000. The sale was exempt under Rule 506(c) of Regulation D under the Securities Act. The proceeds were used for scaling manufacturing, inventory, and marketing purposes.

In 2021, the Company sold $4,275,216.82 in Preferred Plus Stock in the Regulation CF Offering to the SPV, which issued SPV Membership Interests to the Investors. Concurrently, the Company sold Preferred Plus Stock to investors under Rule 506(c) of Regulation D under the Securities Act, raising a total of $75,987 (the "Concurrent 506(c) Offering"). The proceeds of both the Regulation CF Offering and the Concurrent 506(c) Offering were used for rebranding (packaging and web design), general operating expenses, the Regulation Crowdfunding intermediary's fee, and expanding the warehouse and moving to a new facility.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which theIssuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Investors should read the following discussion and analysis of the Issuer's financial condition and results of operations together with the Issuer's financial statements (Exhibit F) and the related notes and other financial information included elsewhere in this report. Some of the information in this discussion and analysis, including information regarding the strategy and plans for the Issuer's business, includes forward-looking statements that involve risks or uncertainties. You should review the Issuer's response to Rule 201(f) ("Risk Factors") for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

CurlMix

2021 Results of Operations, Liquidity and Capital Resources

In 2021, the Company generated $4,599,093.42 in revenue through sale of its products using digital advertising. The Company's expenses were approximately $7.4 million. In 2021, the Company's capital resources consisted of funds raised through the Regulation CF Offering, revenue-based financing, and a PPP loan. Our cash flow was $187,538. The proceeds of the Regulation CF Offering helped us significantly, affording us the opportunity to thrive in the midst of the iOS update. Without it, we wouldn't have been able to grow.

Successes and Challenges in 2021

The iOS update made digital advertising very expensive. However, we were able to develop better creative and bring ad management in-house to lower customer acquisition costs and improve results.

Current Results of Operations, Liquidity and Capital Resources

We are on track to double or triple last year's revenue.

We are experiencing tremendous growth and received a $3 million loan, where half will convert to a grant by adding jobs to an underserved community here in Chicago.

We do not believe we need to raise more funding at this point. However, it could be beneficial for scaling to $100 million in annual revenue quickly.

We currently have $1.3 million in the bank.

Outlook for 2022

We hope to be profitable next year as we will have scaled our production and created ads in house–and we have the capital we need to scale.

2021 was a year of capital-raising. We expect 2022 to be a year of profits.

SPV

The SPV has been organized and is operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities. The SPV will not borrow money and will use all of the proceeds from the sale of its SPV Membership Interests solely to purchase Preferred Plus Stock of the Company.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

Exhibits List

Exhibit A: Amended and Restated Certificate of Incorporation
Exhibit B: Preferred Plus Stock Subscription Agreement
Exhibit C: SPV Subscription Agreement
Exhibit D: SPV LLC Agreement
Exhibit E: Certification of Principal Executive Officer
Exhibit F: Financial Statements